Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

NuScale Confidential, Proprietary Class 3 Copyright © 2021 NuScale Power, LLC. All Hands Meeting – Company Update December 14, 2021 John Hopkins, President and Chief Executive Officer Chris Colbert, Chief Strategy Officer and Chief Financial Officer Dale Atkinson, Chief Operating Officer and Chief Nuclear Officer

2 NuScale Proprietary Class 2 Copyright © 2021 NuScale Power, LLC. Safety Message: Decision Making Decisions that support or affect nuclear safety are systematic, rigorous and thorough.

3 NuScale Proprietary Class 2 Copyright © 2021 NuScale Power, LLC. Safety Message: Eye Strain Prevention 10 easy steps you can take to reduce your risk of computer eye strain and other common symptoms of computer vision syndrome (CVS): 1. Get a comprehensive eye exam 2. Use proper lighting 3. Minimize glare 4. Upgrade your display 5. Adjust your computer display settings 6. Blink more often 7. Exercise your eyes 8. Take frequent breaks 9. Modify your workstation 10. Consider computer eyewear

4 NuScale Confidential, Proprietary Class 3 Copyright © 2021 NuScale Power, LLC. Today’s Agenda • What We Announced • What is a SPAC? • Introduction to Spring Valley • What this Means for You • Important Communications Guidelines • Closing Remarks • Q&A

5 NuScale Confidential, Proprietary Class 3 Copyright © 2021 NuScale Power, LLC. What We Announced NuScale will become a public, standalone company with common stock publicly listed via a merger with Spring Valley Acquisition Corp., a special purpose acquisition company (SPAC) • Transaction will provide access to additional capital and expanded resources to bolster and accelerate the commercialization of NuScale's SMR technology • Fluor to remain majority owner and important partner • Transaction is expected to close during the first half of 2022

6 NuScale Confidential, Proprietary Class 3 Copyright © 2021 NuScale Power, LLC. Why Now? This transaction is a logical next step for NuScale First mover in the large, global and untapped SMR market Growing urgency to decarbonize the world’s energy system and limit climate change The only viable, near-term deployable SMR technology The first and only SMR to receive Standard Design Approval from the NRC Major regional utility customer in the U.S and a robust and growing global customer development pipeline Established and supportive ecosystem of manufacturing partners Safer Cost Competitive Smarter Cleaner

7 NuScale Confidential, Proprietary Class 3 Copyright © 2021 NuScale Power, LLC. What is a SPAC? • Merging with a SPAC provides an alternative to other methods of going public, such as an IPO or direct listing • Going forward via SPAC transaction with Spring Valley is the right step forward for our business • A SPAC transaction provides a range of advantages, offering meaningful synergies with the sponsor and a better path to value realization • In 2020, SPACs accounted for roughly 50% of all U.S. IPOs. Notable companies that have chosen to go public through a SPAC transaction include: A Special Purpose Acquisition Company (SPAC) is a company that raises money from public market investors and then “merges” with a private operating company. In the process, the private company becomes a public company. NuScaleProprietaryClass2 Copyright © 2021 NuScale Power, LLC.

8 NuScale Confidential, Proprietary Class 3 Copyright © 2021 NuScale Power, LLC. How Does the SPAC Transaction Work? Step 4: NuScale Merges with Public SPAC ● Pearl Energy Investment II, L.P. formed a holding company, Spring Valley Acquisition Corp. (SV) ● SV went public on NASDAQ through an IPO in November 2020 ● At the time of the IPO, SV committed to using the cash proceeds to invest in an existing company on behalf of the public shareholders ● SV met with companies to potentially partner with and invest in ● NuScale became an attractive investment opportunity to SV Step 3: Negotiations Step 2: Company Search Step 1: SPAC Goes Public Via IPO ● At closing, NuScale will merge with SV and will become a publicly traded company ● SV and NuScale’s management negotiated key items ● NuScale management and Fluor also evaluated alternative options

9 NuScale Confidential, Proprietary Class 3 Copyright © 2021 NuScale Power, LLC. Introduction to Spring Valley NuScaleProprietaryClass2 Copyright © 2021 NuScale Power, LLC. Chris Sorrells CEO & Director 20+ years of investing experience across the sustainability sector helping companies to grow from start-ups to publicly traded bellwethers Billy Quinn Chairman Founder and Managing Partner of Pearl Energy Investments, a $1.2 billion private equity fund focused on energy and sustainability investments Prior to founding Pearl, Mr. Quinn served as Managing General Partner of Natural Gas Partners (NGP), a leading energy private equity fund with $20 billion of cumulative equity commitments where he oversaw their investments in sustainability, environmental technology and renewables Spring Valley will be a highly complementary strategic partner for NuScale as we enter this important next phase of growth What They Bring to NuScale • Understands NuScale’s mission and are eager to work alongside us to achieve our goals • Combined 30+ years of investment experience in decarbonization technology, including C-level operational and investment expertise in the nuclear power sector • Demonstrated track-record of building leading, sustainability-focused public companies Selected Companies Management Team

10 NuScale Confidential, Proprietary Class 3 Copyright © 2021 NuScale Power, LLC. What This Means for You ● Our mission, values and priorities: From a day-to-day perspective, our company stays the same ● Our focus: We continue to be focused on partnering with utilities, governments and private companies across the globe to deploy the NuScale Power Module and help meet global decarbonization targets ● NuScale’s experienced management team: NuScale will continue to be led by John Hopkins, President and Chief Executive Officer, Chris Colbert, Chief Financial Officer, José Reyes, Ph.D., Chief Technology Officer and Co- Founder, Dale Atkinson, Chief Operating Officer and Chief Nuclear Officer, Tom Mundy, Chief Commercial Officer, and Robert Temple, General Counsel ● Your role, compensation and manager: Your role, title and compensation will remain the same ● Our partnership with Fluor: Fluor will continue to be an important partner to NuScale, providing engineering services, project management, administrative and supply chain support ● The great work we do every day: Please continue to stay focused on all that you do for NuScale ● NuScale will become a publicly traded company: Our common stock will be listed under the symbol “SMR” ● NuScale receives additional capital: We expect to receive up to $413 million in gross proceeds to bolster and accelerate the commercialization of our SMR technology ● NuScale will have new investors to support our mission: Global financial and strategic investors such as Samsung C&T Corporation, DS Private Equity and Segra Capital Management, in addition to Spring Valley’s sponsor, Pearl Energy, have committed to investing in NuScale ● Public financial reporting: Our financial information will be more readily accessible, and we will issue quarterly financial results publicly, therefore focus on our company may increase as we grow What Stays The Same? What’s New?

11 NuScale Confidential, Proprietary Class 3 Copyright © 2021 NuScale Power, LLC. Important Communications Guidelines • Please use only the materials provided for communications with customers, strategic partners and suppliers/vendors • If you receive any other questions from anyone (within NuScale or externally), please do not share any information, and instead, forward those inquiries to Diane Hughes at dhughes@nuscalepower.com • Please do not discuss the transaction internally or externally, over email or any other digital communications channels • Please do not post anything about the transaction on social media • If you have any questions about what you can discuss or how to respond to a question, please do not hesitate to reach out to compliance@nuscalepower.com

NuScale Confidential, Proprietary Class 3 Copyright © 2021 NuScale Power, LLC. Thank You

NuScale Confidential, Proprietary Class 3 Copyright © 2021 NuScale Power, LLC. Q&A

About NuScale Power

NuScale Power is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. The groundbreaking NuScale Power Module™ (NPM), a small, safe pressurized water reactor, can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR™-12 power plant is capable of generating 924 MWe, and NuScale also offers the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) and other configurations based on customer needs. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement, and construction company with a 70-year history in commercial nuclear power.

NuScale is headquartered in Portland, OR and has offices in Corvallis, OR; Rockville, MD; Charlotte, NC; Richland, WA; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power. For more information, please visit www.nuscalepower.com.

About Fluor Corporation

Fluor Corporation (NYSE: FLR) is building a better world by applying world-class expertise to solve its clients’ greatest challenges. Fluor’s 44,000 employees provide professional and technical solutions that deliver safe, well-executed, capital-efficient projects to clients around the world. Fluor had revenue of $14.2 billion in 2020 and is ranked 196 among the Fortune 500 companies. With headquarters in Irving, Texas, Fluor has been providing engineering, procurement and construction services for more than 100 years. For more information, please visit www.fluor.com or follow Fluor on Twitter, LinkedIn, Facebook and YouTube.

About Spring Valley Acquisition Corp.

Spring Valley Acquisition Corp. (NASDAQ: SV) is a special purpose acquisition company formed for the purpose of entering into a merger or similar business combination with one or more businesses or entities focusing on sustainability, including clean energy and storage, smart grid/efficiency, environmental services and recycling, mobility, water and wastewater management, advanced materials and technology enabled services. Spring Valley’s sponsor is supported by Pearl Energy Investment Management, LLC, a Dallas, Texas based investment firm that focuses on partnering with best-in-class management teams to invest in the North American energy industry.

Additional Information and Where to Find It

In connection with the business combination, Spring Valley intends to file a Registration Statement on Form S-4 (the “Form S-4”) with the SEC which will include a preliminary prospectus with respect to its securities to be issued in connection with the business combination and a preliminary proxy statement with respect to Spring Valley’s shareholder meeting at which Spring Valley’s shareholders will be asked to vote on the proposed business combination. Spring Valley and NuScale urge investors, shareholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC, because these documents will contain important information about the proposed business combination. After the Form S-4 has been filed and declared effective, Spring Valley will mail the definitive proxy statement/prospectus to shareholders of Spring Valley as of a record date to be established for voting on the business combination. Spring Valley shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Avenue Suite 1675 Dallas, TX 75201; e-mail: investors@sv-ac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

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Participants in the Solicitation

Spring Valley and its directors and officers may be deemed participants in the solicitation of proxies of Spring Valley’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spring Valley’s executive officers and directors in the solicitation by reading Spring Valley’s final prospectus filed with the SEC on November 25, 2020, the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Spring Valley’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding Spring Valley’s proposed business combination with NuScale, Spring Valley’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of NuScale and Spring Valley and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NuScale and Spring Valley. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the shareholders of Spring Valley or NuScale is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to NuScale; risks related to the expansion of NuScale’s business and the timing of expected business milestones; the effects of competition on NuScale’s business; the ability of Spring Valley or NuScale to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor NuScale presently know, or that Spring Valley nor NuScale currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and NuScale’s expectations, plans, or forecasts of future events and views as of the date of this press release. Spring Valley and NuScale anticipate that subsequent events and developments will cause Spring Valley’s and NuScale’s assessments to change. However, while Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Contacts

Spring Valley Acquisition Corp.:

www.sv-ac.com

Robert Kaplan

Investors@sv-ac.com

Investor inquiries:

Gary Dvorchak, The Blueshirt Group for NuScale

ir@nuscalepower.com

Media inquiries:

Diane Hughes, NuScale

media@nuscalepower.com

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